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                                                                      EXHIBIT 11





                    CPC INTERNATIONAL INC. AND SUBSIDIARIES

                    COMPUTATION OF EARNINGS PER COMMON SHARE
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1994


    Earnings per common share for CPC International Inc. is based on net income available to common stockholders and the average number of common shares outstanding during each period. Net income available to common shareholders has been reduced by the pro rata ESOP preferred stock dividend net of the tax benefit. A potentially dilutive effect on earnings per common share results from the operation of the 1993 Stock and Performance Plan, the deferred compensation and stock options arising from a previous executive incentive compensation plan, and the Deferred Compensation Plan for Outside Directors. The effect on earnings per common share resulting from the assumed exercise of outstanding options and delivery of deferred stock awards under these programs is not material. The maximum number of shares of common stock issuable and deliverable under such assumptions, without giving effect to the assumed reacquisitions of common stock with the proceeds from options exercised, amounted to the following percentages of the average number of shares of common stock outstanding at March 31:


                            1995          1994
                            ----          ----
                            2.1%          1.7%

    Since the dilution resulting from deferred stock awards and stock options is less than 3%, these items have not been considered in the computation of shares outstanding. Furthermore, the potentially dilutive effect derived from using the if-converted method in calculating fully diluted earnings per share for the ESOP would not cause the dilution to exceed 3% even when considered with the aforementioned programs.





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